UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.134/0001-58 NIRE 33.3.0026253-9 Publicly-traded Company	TELEMAR NORTE LESTE S.A. CNPJ/MF No. 33.000.118/0001-79 NIRE 33.3.0015258-0 Publicly-traded Company

COARI PARTICIPAÇÕES S.A. CNPJ/MF No. 04.030.087/0001-09 NIRE 35.3.0018062-3 Publicly-traded Company	BRASIL TELECOM S.A. CNPJ/MF No. 76.535.764/0001-43 NIRE 53.3.0000622–9 Publicly-traded Company

MATERIAL FACT

Pursuant to CVM Instruction No. 358/02 and following the notice of Material Fact released on April, 3, 2009, Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“TMAR”), Coari Participações S.A. (“Coari”) and Brasil Telecom S.A. (“BrT” and, together with TNL, TMAR and Coari, the “Companies”) hereby disclose the following:

1. In accordance with the information released in the Material Fact dated April 3, 2009, as a result of the acquisition of Brasil Telecom Participações S.A. (“BrT Part”) and BrT by TMAR on January 8, 2009 (the “BRT Acquisition”), the Companies began the process of revision and reconciliation of accounting practices and estimates used by TNL and TMAR, on one the one hand, with those of BrT Part and BrT, on the other hand (“Revision for Reconciliation”).

2. During the process of Revision for Reconciliation, BDO Trevisan Auditores Independentes (“BDO”) was hired to validate data related to legal contingencies in connection with civil legal claims with respect to the rights of holders of Financial Interest Agreements, particularly in the State of Rio Grande do Sul (the “Legal Suits”), and considering the effects of Precedent No. 371/2009 of the Superior Court of Justice (the “STJ Precedent”), which provided a basis for reducing the amounts owed with respect to the Legal Claims.

3. On January 13, 2010, BDO delivered the result of its work to the Companies, concluding that (i) the number of Legal Suits considered in the estimates prepared prior to that date is adequate; and (ii) the procedural stage of the Legal Suits considered in the estimates is different from that effectively verified by BDO, because the number of Legal Suits with respect to which final and unappealable judgments had been rendered prior to the STJ Precedent is greater than the number used to produce the estimates.

4. The premises of risk evaluation adopted by BrT following the BRT Acquisition that resulted in the announcement of the Material Fact dated April 3, 2009 are influenced by the dates on which the judgments in individual Legal Suits became final and unappealable because the STJ Precedent has not been considered applicable to the Legal Suits that became final and unappealable prior to the date of the STJ Precedent.

5. Therefore, the application of the premises of risk evaluation that resulted in the amounts of provision announced in the Material Fact dated April 3, 2009 to the adjusted number of final and unappealable Legal Suits results in an increase of that specific provision in the gross amount of R$1,290 million, which will be recognized in the financial statements of BrT for the fiscal quarter and the year ended in December 31, 2009. As a result, the total gross adjustment in the provision related to such contingency will be of R$2,535 million.

6. The Companies also disclose that as a result of such facts, the Companies decided to postpone the process of the share exchange between BrT and Coari and the merger of Coari into TMAR, since the proposed exchange ratio for the merger of Coari into TMAR did not consider the effects of the accounting adjustment mentioned above, in order to preserve the balance between the bases of minority shareholders involved, essentially those of BrT and TMAR and, indirectly, of TNL, with the purpose of securing an equitable exchange ratio.

7. As a result, the Companies disclose that they will carry out studies in order to adjust the exchange ratio proposed in the Material Fact dated April 25, 2008, to maintain an equitable exchange ratio and to preserve the balance between the shareholders of the companies involved in the merger of Coari into TMAR. The Companies hereby disclose that the adjusted exchange ratio will be voluntarily submitted, at a shareholders meeting, for the approval of the non-controlling holders of common and preferred shares of BrT or the company that will eventually succeed such shareholder base.

Rio de Janeiro, January 14, 2010

Alex Waldemar Zornig

Investor Relations Officer

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to TNL, TMAR, Coari and BrT, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer and Investor Relations Officer